United States

Securities and Exchange Commission

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the

Securities Exchange Act of 1934

For the month of

August 2026

Vale S.A.

Praia de Botafogo nº 186, 18º andar, Botafogo
22250-145 Rio de Janeiro, RJ, Brazil

(Address of principal executive office)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

(Check One) Form 20-F ☒ Form 40-F ☐

Salobo CPF project advances to execution phase Rio de Janeiro, August 12, 2026 – Vale S.A. (“Vale” or the “Company”) informs that its subsidiary Vale Base Metals Ltd. (“VBM”) is proceeding with the Coarse Particle Flotation (“CPF”) project at its Salobo Copper Complex in Pará, Brazil. VBM expects start-up in 1H2028, approximately one year ahead of original schedule. The revised timeline reflects project optimization initiatives and execution improvements implemented, which also supports enhanced project returns. The project is expected to add 6 million tonnes to the Salobo plant’s annual ore processing capacity, bringing overall processing capacity to 42 million tonnes per year. Annual copper production is projected to increase by up to approximately 30,000 tonnes contained in concentrate, which will also carry approximately 15,000 ounces of gold as by-product, further enhancing Salobo’s production profile following record output in 2024 and 2025. In addition, Wheaton Precious Metals (“Wheaton”) has agreed to provide US$ 40 million to VBM to partially fund the capital associated with the project. Payments will be made in two separate US$ 20 million installments tied to project milestones. VBM and Wheaton have agreed to these payments in lieu of future milestone payments under the existing Salobo streaming agreement between the two companies, which would have required Wheaton to potentially make annual payments over a 10-year period of up to US$ 8 million, if a high-grade mine plan was implemented. VBM has reviewed the CPF project plan and simplified its scope to support a lower capex estimate of approximately US$ 215 million, down from the initially projected US$ 225-275 million. Considering Wheaton’s funding, VBM’s capital expenditure is expected to be approximately US$ 175 million(1). The CPF Project is part of VBM’s copper growth pipeline in Brazil, supported by a mineral endowment of more than 53 million tonnes of contained copper in mineral reserves and resources, including inferred resources. The Company’s growth strategy targets to increase copper production to approximately 700,000 tonnes per year by 2035, supported largely by its Brazilian resource base and project pipeline in the Carajás, where VBM has a strong operating footprint and existing infrastructure. These operations and projects have the advantage of being located near established mining complexes, processing facilities, logistics and power infrastructure, supporting a capital-efficient development pathway. Marcelo Feriozzi Bacci Executive Vice President, Finance and Investor Relations For further information, please contact: Vale.RI@vale.com Thiago Lofiego: thiago.lofiego@vale.com Luciana Oliveti: luciana.oliveti@vale.com Pedro Terra: pedro.terra@vale.com Patricia Tinoco: patricia.tinoco@vale.com This press release may include statements that present Vale’s expectations about future events or results. All statements, when based upon expectations about the future, involve various risks and uncertainties. Vale cannot guarantee that such statements will prove correct. These risks and uncertainties include factors related to the following: (a) the countries where we operate, especially Brazil and Canada; (b) the global economy; (c) the capital markets; (d) the mining and metals prices and their dependence on global industrial production, which is cyclical by nature; and (e) global competition in the markets in which Vale operates. To obtain further information on factors that may lead to results different from those forecast by Vale, please consult the reports Vale files with the U.S. Securities and Exchange Commission (SEC), the Brazilian Comissão de Valores Mobiliários (CVM) and in particular the factors discussed under “Forward-Looking Statements” and “Risk Factors” in Vale’s annual report on Form 20-F. (1) Assuming a USD/BRL exchange rate of 5.20. Press Release

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Vale S.A. (Registrant)

	By:	/s/ Thiago Lofiego
Date: August 12, 2026		Director of Investor Relations